UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LIGHTSPEED COMMERCE INC.
(Exact name of registrant as specified in its charter)

Canada	001-39498	98-1137623

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

700 Saint-Antoine Street, East, Suite 300, Montréal, Québec, Canada H2Y 1A6

(Address of principal executive offices) (Zip Code)

Dan Micak, Chief Legal Officer
Tel: 514-907-1801

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Lightspeed Commerce Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2022 to December 31, 2022.

The Rule relates to the disclosure of information relating to “conflict minerals,” which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten.

The Rule applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production. The Company’s applicable hardware products are its credit card readers, tablet terminals and printers, which the Company contract with third parties to manufacture (“Covered Products”).

Reasonable Country of Origin Inquiry (RCOI)
As required by the Rule, the Company undertook an analysis and determined that Covered Products contain one or more conflict minerals, which are necessary to the Covered Products’ functionality or production. Accordingly, as required by the Rule, the Company conducted a reasonable country of origin inquiry regarding those conflict minerals, which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule. To this end, the Company reached out to each third-party manufacturer of the Covered Products explaining the requirements of the Rule and its applicability to the Company and seeking the certification of the third-party manufacturer that the conflict minerals in the applicable Covered Product did not originate in a Covered Country and/or to provide answers to the Conflict Minerals Reporting Template ("CMRT") reflecting the Company's position on the supply chain. The CMRT is a standardized reporting template developed by the Responsible Minerals Initiative.

Each CMRT received from third-party manufacturers identified lists of smelters or refiners, and their countries of origin, which may supply conflict minerals utilized in the Covered Products. The information obtained indicated that there was reason to believe that a portion of the conflict minerals used in the Covered Products may have originated in the Covered Countries and may not be exclusively from scrap or recycled sources. We believe our RCOI process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third-parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

Determination from RCOI
Based on the results of the RCOI, the Company determined that, with respect to necessary conflict minerals in its Covered Products, there was reason to believe that a portion of the conflict minerals used in the Covered Products may have originated in the Covered Countries and may not be exclusively from scrap or recycled sources, and therefore exercised due diligence on the source and chain of custody of the necessary conflict minerals.

Additional Information
This information is publicly available on the Company’s website at https://investors.lightspeedhq.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

None

Section 2

Not applicable

Section 3 - Exhibits
Item 3.01 Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lightspeed Commerce Inc.
(Registrant)
May 30, 2023	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	Chief Legal Officer